Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Unicycive Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Unicycive Therapeutics, Inc.

2. That the Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Voting Preferred Stock (“Series A Certificate of Designation”) was filed by the Secretary of State of Delaware on March 13, 2024, and that said Series A Certificate of Designation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Series A Certificate of Designation is as follows:

a. Section 7(a) of the Series A Certificate of Designation inadvertently stated that the Conversion Price for each series of Series A Preferred Stock adjusted upon any stock dividends and stock split if such actions occurred at any time when any shares of Series A Preferred Stock were outstanding whereas there should only be an adjustment to the Conversion Price of a particular series of Series A Preferred Stock for any shares of such series of Series A Preferred Stock outstanding at the time of the stock dividend or stock split.

4. Section 7(a) of the Series A Certificate of Designation in correct form should read in its entirety as follows:

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while any shares of Series A-2 Prime Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock or Series A-5 Preferred Stock are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock with respect to the then outstanding shares of Common Stock; (ii) subdivides outstanding shares of Common Stock into a larger number of shares; or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Price for such shares of Series A-2 Prime Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock or Series A-5 Preferred Stock outstanding at the time of such stock dividend, stock split or reverse stock split, as the case may be, shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event (excluding any treasury shares of the Corporation); provided, however, that if there are no shares of Series A-2 Prime Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock or Series A-5 Preferred Stock at the time of such stock dividend, stock split or reverse stock split, as the case may be, then there shall be no adjustment to the Conversion Price for each such series of Series A Preferred Stock with no shares outstanding at the time of the stock dividend, stock split or reverse stock split.. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

IN WITNESS WHEREOF, Unicycive Therapeutics, Inc. has caused this Certificate of Correction this 13th day of August 2025.

/s/ Shalabh Gupta
By:	Shalabh Gupta, CEO